April 7, 2026

Jason Long
Chief Executive Officer
WaterBridge Infrastructure LLC
5555 San Felipe Street, Suite 1200
Houston, TX 77056

       Re: WaterBridge Infrastructure LLC
           Registration Statement on Form S-1
           Filed March 27, 2026
           File No. 333-294703
Dear Jason Long:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Michael Purcell at 202-551-5351 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Energy &
Transportation
cc:    Michael Telle